SUPREME COURT OF NEW YORK, NEW YORK COUNTY, INDEX NO. 114735/09

THIS IS AN UPDATE TO THIS MATTER WHICH WAS PREVIOUSLY REPORTED TO THE NFA.

ON MARCH 19, 2015, BNYMC ANNOUNCED THAT IT HAS RESOLVED SUBSTANTIALLY ALL OF THE FX STANDING INSTRUCTION-RELATED ACTIONS CURRENTLY PENDING AGAINST BNYMC AND BNY MELLON, AND HAS AGREED TO PAY A TOTAL OF $714 MILLION TO RESOLVE THESE MATTERS, SUBJECT TO REQUIRED APPROVALS. WITH REGARD TO THIS ACTION, BNY MELLON AND BNYMC HAVE REACHED A SETTLEMENT WITH THE NYAG WHICH, UPON PAYMENT TO THE GOVERNMENT AND THE COURT'S DISMISSAL OF THE CLAIMS WITH PREJUDICE, WILL FULLY RESOLVE THE NYAG'S LAWSUIT. UNDER THE TERMS OF THE SETTLEMENT, BNY MELLON WILL PAY $167.5 MILLION TO THE NYAG.